March 11, 2026

Robert Hodgins
Chair of the Board of Directors of Gran Tierra Energy Inc.

Dear Bob,

I hereby tender my resignation as director of Gran Tierra Energy Inc. effectively immediately.

I strongly disagree with the recent decision of the Audit committee to terminate the independent investigation of issues brought to the attention of the committee despite advice from outside council that the investigation should remain independent.

Best

Sondra Scott

Sondra Scott

3/11/2026